As filed with the Securities and Exchange Commission on October 18, 1999

                                                      Registration No. 333-84209
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 POST EFFECTIVE
                               AMENDMENT NO. 1 TO
                              -------------------
                                   FORM SB-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                              -------------------
                                ADSTAR.COM, INC.
             (Exact name of Registrant as specified in its charter)

          DELAWARE                         7319                 22-3666899
------------------------------- ---------------------------- -------------------
(State or Other Jurisdiction of (Primary Standard Industrial  (I.R.S. Employer
Incorporation or Organization)   Classification Code Number) Identification No.)

                              4553 Glencoe Avenue
                                   Suite 325
                        Marina del Rey, California 90292
                                 (310) 577-8255

    (Address, including zip code, and telephone number, including area code, of registrant's executive offices)
                              -------------------
                                LESLIE BERNHARD
                            CHIEF EXECUTIVE OFFICER
                                ADSTAR.COM, INC.
                              4553 GLENCOE AVENUE
                                   SUITE 325
                        MARINA DEL REY, CALIFORNIA 90292
                                 (310) 577-8255
           (Name, address, including zip code, and telephone number,
                   including area code of agent for service)
                              -------------------
                                   Copies to:
             HOWARD L. WEINREICH, ESQ.                 JOHN HALLE, ESQ.
        MORSE, ZELNICK, ROSE & LANDER, LLP             STOEL RIVES, LLP
                 450 PARK AVENUE                    900 S. W. FIFTH AVENUE
               NEW YORK, NY 10022                   PORTLAND, OREGON 97204
                 (212) 838-4312                         (503) 294-9233
           (212) 838-9190 (FACSIMILE)             (503) 220-2480 (FACSIMILE)
                              -------------------
THE REGISTRANT HEREBY AMENDS THIS POST EFFECTIVE AMENDMENT TO THE REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS POST EFFECTIVE AMENDMENT TO THE REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED OCTOBER 6, 1999)


                                 [AdStar Logo]

                                1,000,000 UNITS
                EACH CONSISTING OF THREE SHARES OF COMMON STOCK
       AND TWO REDEEMABLE WARRANTS, EACH TO PURCHASE ONE SHARE OF COMMON
                                     STOCK


     We are offering units consisting of three shares of common stock and two warrants, each to purchase an additional share of common stock. The common stock and warrants will trade only as a unit for a period of time as determined by the Company of not more than 30 days following this offering and will then trade separately.

     The AdStar units are listed on the American Stock Exchange under the symbol ASCU. On October 8, 1999, prior to the announcement of the creation of window periods during which AdStar's warrants would be exercisable at lower prices, the last reported sales price of the units was $13-5/8 per share. On October 11, 1999, the last day on which trading occurred, the last reported sales price of the unit on the American Stock Exchange was $13-3/4 per unit.

     INVESTING IN THE UNITS INVOLVE RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 8 OF THE ACCOMPANYING PROSPECTUS.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     Paulson Investment Company, Inc. expects to deliver the units on or about October __, 1999 if payment for the units is received by Paulson.




                        PAULSON INVESTMENT COMPANY, INC.

                                October 18, 1999

                              RECENT DEVELOPMENTS

     AdStar has agreed to effect a four for three stock split in the form of a 33.3333% stock dividend. The new shares will be issuable to stockholders of record on November 19, 1999 (after split of the unit and the commencement of separate trading) and will be paid on November 30, 1999. In connection with the stock split, Leslie Bernhard and Eli Rousso, co-founders of AdStar and President and Chief Executive Officer and Executive Vice President and Chief Technology Officer, respectively, and certain other pre-public stockholders of AdStar have agreed that they will return to us for retirement an aggregate of 849,489 shares which they will receive in connection with the stock split. The combined effect of the stock split and the return of shares will be to increase the percentage of AdStar's outstanding shares being sold to the public in this offering from 50% to 56% in each case before giving effect to shares issuable on the exercise of the warrants included in the units. The increase in the equity ownership of public investors comes without any increase in the amount being invested by public investors. Also, pursuant to the anti-dilution provisions of the warrants included in the units, the exercise price will be reduced from $7.75 per share to $5.8125 per share and each share covered by the warrants will be increased to
1.3333 shares. As shown below, in "Capitalization" and "Dilution," the stock split and will change AdStar's capitalization and reduce dilution to the public investor.

     The stock split and the return and retirement of some of their new shares to be received by insiders represent a second attempt by AdStar to improve the offering to public investors. Previously, on October 11, 1999, AdStar had announced the grant of special rights to holders of its warrants to exercise, for limited periods of time, the warrants issuable in its initial public offering at lower exercise prices. Subsequently, AdStar rescinded this action because it could have impaired the continued listing of AdStar securities on the American Stock Exchange. The stock split and the related return and retirement of some newly split shares of insiders is a continued attempt to enhance investor value.

     The AdStar initial public offering was declared effective by the Securities and Exchange Commission on October 6, 1999 and trading in AdStar's units commenced on October 7, 1999. The initial public offering price of the units was $15.50 per unit. On October 7 and October 8, 1999, the units traded in a range of $12 1/8 to $14 7/16 before closing at $13 5/8 on Friday, October 8, 1999. As a result of the decline in unit prices from their initial public offering price and concerns expressed by Paulson Investment Company, Inc., as to its ability to consummate the public offering, AdStar decided to take steps to increase the value of the units offered to the public. As described above, the initial attempt to take such action could not be effectuated and the second step, namely the stock split and the return to AdStar for retirement shares received by certain existing stockholders, represents the continued attempt to achieve this objective.

     The following Capitalization section reflects on a pro forma and on a pro forma as adjusted basis the stock split and the related return by certain stockholders of some of these newly issued shares to Adstar and replaces the Capitalization section appearing on pages 18 and 19 of the accompanying prospectus.

                                 CAPITALIZATION

The following table sets forth our capitalization as of June 30, 1999:

     *    on an actual basis;
     *    on a pro forma basis to give effect to:

          * the receipt of $850,000 as a loan from a small business investment company in July 1999;

          * the debt issue costs related to the issuance of 54,081 shares of redeemable common stock at a fair value of $137,536 under the $850,000 loan;

          * The conversion of $1,050,000 principal amount of convertible notes that were issued in March and April 1999 plus interest into 547,962 shares of common stock on the closing of this offering;

          * the reclassification of the accumulated deficit to additional paid-in capital on termination of the S-corporation election;

          * the change in shares outstanding resulting from our reincorporation;

          * 153,235 shares of common stock acquired by us from a former officer and director on July 28, 1999;

          * the return to us of 849,489 shares received by certain pre-public stockholders in connection with the stock split.

     *    on a pro forma as adjusted basis to give effect to:

          *    the pro forma changes described above;

          * the sale of the 1,000,000 units offered by us in this prospectus at $15.50 per unit;

          * payment of the underwriting discounts and estimated offering expenses that we will pay;

          * the repayment of notes payable of $1,595,450 and the amortization of debt issue costs of $137,536 on the repayment of $850,000 of these notes; and

          * reclassification of redeemable common stock to common stock and additional paid-in capital on the closing of this offering.

                                                                           JUNE 30, 1999
                                                           -----------------------------------------------
                                                                                                PRO FORMA
                                                            ACTUAL         PRO FORMA           AS ADJUSTED
                                                           --------       -----------         ------------
Notes payable, net of current portion..................   $ 1,768,792      $1,372,970                   --
                                                          -----------      ----------          -----------
Redeemable Common Stock................................            --      $  137,536                   --
                                                          -----------      ----------          -----------
Stockholders' equity (deficit):

  Preferred stock, par value $0.0001;
    authorized 5,000,000 shares; none issued
    and outstanding....................................            --              --                   --

  Common stock, par value $0.0001;
    authorized 10,000,000 shares; shares
    issued and outstanding: 3,551,193 actual;
    3,096,429 pro forma; 7,150,510 pro forma
    as adjusted(1).....................................        28,300             310                  715

  Additional paid-in capital...........................            --           3,346           13,690,477
  Accumulated deficit..................................    (1,094,611)             --             (137,536)
                                                          -----------      ----------          -----------
    Total stockholders' equity (deficit)...............    (1,066,311)          3,656           13,553,656
                                                          -----------      ----------          -----------
      Total capitalization.............................   $   702,481      $1,514,162          $13,553,656
                                                          ===========      ==========          ===========


-------------------

(1) Based on the number of shares of common stock outstanding as of June 30, 1999.
     Excludes:

     - 509,040 shares of common stock issuable upon the exercise of stock options granted in April and July 1999; and

     - 153,333 shares of common stock issuable upon the exercise of warrants granted in July and August 1999; and

                          IMPACT ON EARNINGS PER SHARE

If the stock split were given retroactive effect for all periods presented, the proforma earnings (loss) per share and the proforma weighted average shares reflected in Summary Financial Data and Selected Financial Data on pages 5 and 21 of the accompanying prospectus would be:

                                                   Year Ended               Six Months
                                               December 31, 1998        Ended June 30, 1999
                                               -----------------        -------------------

AS ORIGINALLY REPORTED:

Proforma earnings (loss) per share-
  Basic and diluted                                       $(0.03)                    $(0.15)

Proforma weighted average shares-
  Basic and diluted                                    2,625,107                  2,727,431


AS REVISED:

Proforma earnings (loss) per share-
  Basic and diluted                                       $(0.02)                    $(0.11)

Proforma weighted average shares-
Basic and diluted                                      3,500,144                  3,636,574

                                    DILUTION

     If the stock split and the return of some of the newly issued shares for retirement were given pro forma effect as at June 30, 1999, the dilution to new investors of $2.94, as shown on page 20 of the accompanying prospectus, would be reduced from $2.94 to $2.01 as shown in the following table:


Initial public offering price...................................               $3.88
     Pro forma net tangible book value at June 30, 1999......... $(0.06)
     Increase in pro forma net tangible book value
       attributable to new investors............................ $ 1.93
Pro forma net tangible book value after offering................                1.87
                                                                               -----
Dilution to new investors.......................................               $2.01


     The following revised table sets forth, on a pro forma basis as of June 30, 1999, reflecting at such date on a pro forma basis the stock split and the return to us of some of these newly issued shares by our existing stockholders and new investors a comparison of the number of shares of common stock we issued, the percentage ownership of those shares, the total consideration paid, the percentage of total consideration paid and the average price per share.

                                   SHARES PURCHASED              TOTAL CONSIDERATION      AVERAGE
                                   -----------------             -------------------     PRICE PER
                                   NUMBER         PERCENT        AMOUNT      PERCENT       SHARE
                                   ------         -------        ------      -------     ---------

Existing stockholders..........    3,150,510     44%             $ 1,078,300     6.50%        $0.34
                                   ---------     --              -----------     ----         -----


New investors.................     4,000,000     56%              15,500,000    93.50%         3.88
                                   ---------     --              -----------    -----         -----


     Total....................     7,150,510     100%            $16,578,300   100.00%
                                   ---------                     -----------   ------

                                   ---------     ---


                                   SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of New York, State of New York on October 18, 1999.

                                             ADSTAR.COM,INC.

                                             By: /s/ LESLIE BERNHARD
                                                 -------------------------------
                                                 Leslie Bernhard, President

     ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Leslie Bernhard and Howard L. Weinreich, or any one of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all pre- or post-effective amendments to this Registration Statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any one of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

     In accordance with the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated on October 18, 1999.

          SIGNATURE                                    TITLE
          ---------                                    -----

       LESLIE BERNHARD*                 President, Chief Executive Officer and
-------------------------------           Director
       Leslie Bernard



          ELI ROUSSO*                   Executive Vice President and Director
-------------------------------
          Eli Rousso


      BENJAMIN J. DOUEK*                Senior Vice President, Chief Financial
-------------------------------           Officer and Director
      Benjamin J. Douek


*by   /s/ HOWARD L. WEINREICH
    ---------------------------
        Howard L. Weinreich
         attorney-in-fact